The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or&# 160;any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

MAJOR TRANSACTION
AND RESUMPTION OF TRADING

The Directors of the Company hereby announce that on October 13, 2006 the Board had approved by written confirmation (a) the execution of the Xiamen Aircraft Acquisition Agreement by Xiamen Airlines, (b) the execution of the Boeing Aircraft Acquisition Agreement by the Company and (c) convening a shareholders’ meeting to approve the Transactions. On October 13, 2006 (after trading hours), Xiamen Airlines entered into the Xiamen Aircraft Acquisition Agreement with Boeing to purchase six B737-800 aircraft from Boeing, and the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase six B777F freighters from Boeing.

Xiamen Aircraft Acquisition Agreement and Boeing Aircraft Acquisition Agreement are entered into by the Xiamen Airlines and the Company respectively, are separate from and independent of each other, and the consummation of the transactions thereunder is not inter-conditional of each other.

The Directors believe that the acquisition of the B737-800 Aircraft and the B777F Freighters is beneficial to implementation of the Company’s development strategy, improvement of the Company’s operating capacity, especially the expansion of freight services, It is also believed that the Transactions will better serve the passenger with premium services and enhance the core competence of the Company. Therefore, the Directors, including the independent non-executive Directors, believe that the terms of the Xiamen Aircraft Acquisition Agreement and the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14.22 of the Listing Rules, the Xiamen Aircraft Acquisition Agreement was aggregated with the Boeing Aircraft Acquisition Agreement so that the two transactions thereunder were treated as if they were one transaction. The relevant percentage ratio for the B737-800 Transaction, aggregated with the B777F Transaction, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%. The B737-800 Transaction and B777F Transaction will together constitute a major transaction, therefore is subject to approval by the Company’s shareholders under Rule 14.40 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolutions to approve the Xiamen Aircraft Acquisition Agreement and the Boeing Aircraft Acquisition Agreement, which are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Transactions within 21 days after the publication of this announcement.

Trading in the H Shares of the Company was suspended from 9:30 a.m. on October 16, 2006 on the Stock Exchange at the request of the Company, and applications have been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on October 17, 2006.

When applying for the suspension of trading of the Company’s H Shares on October 16, 2006, the Company had estimated the B737-800 Transaction and B777F Transaction will together constitute a very substantial acquisition. Having now finalized all the terms and conditions of the Xiamen Aircraft Acquisition Agreement and Boeing Aircraft Acquisition Agreement, the Company is of the view that the B737-800 Transaction and B777F Transaction will together constitute a major transaction.

The Directors of the Company collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered, approved and ratified by way of written resolution the following resolutions on October 13, 2006:

(a)	the execution of the Xiamen Aircraft Acquisition Agreement by Xiamen Airlines, pursuant to which Xiamen Airlines would purchase six Boeing B737-800 aircraft from Boeing;

(b)	the execution of the Boeing Aircraft Acquisition Agreement by the Company, pursuant to which the Company would purchase six Boeing B777F freighters from Boeing; and

(c)	the convening of general meeting of the shareholders to approve the Transactions.

All 11 Directors participated in considering and approving the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the People’s Republic of China and the Company’s articles of association.

On October 13, 2006 (after trading hours), Xiamen Airlines (a subsidiary owned as to 60% by the Company) entered into the Xiamen Aircraft Acquisition Agreement, pursuant to which Xiamen Airlines agreed to purchase the B737-800 Aircraft from Boeing in accordance with the terms and conditions thereof.

On October 13, 2006 (after trading hours), the Company entered into the Boeing Aircraft Acquisition Agreement, pursuant to which the Company agreed to purchase the B777F Freighters from Boeing in accordance with the terms and conditions thereof.

Xiamen Aircraft Acquisition Agreement and Boeing Aircraft Acquisition Agreement are entered into by the Xiamen Airlines and the Company respectively, are separate from and independent of each other, and the consummation of the transactions thereunder is not inter-conditional of each other.

XIAMEN AIRCRAFT ACQUISITION AGREEMENT

Date

October 13, 2006

Parties

(i)
Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Under the Listing Rules, Xiamen Airlines is a subsidiary of the Company.

(ii)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

Six Boeing B737-800 aircraft.

Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737-800 aircraft is US$66-US$75 million. Such catalogue price includes price for airframe and engine.

The Xiamen Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the B737-800 Aircraft, which is payable in cash, and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the B737-800 Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties.

In respect of the B737-800 Transaction, the Xiamen Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the B737-800 Transaction. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the B737-800 Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the B737-800 Aircraft.

Taking into account all the factors relating to the purchase of aircraft by Xiamen Airlines, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to Xiamen Airlines in the B737-800 Transaction is comparable with the price concessions that Xiamen Airlines had obtained in the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B787 Acquisition Agreement. The Company believes that there is no material difference between the effect of the price concessions obtained in the B737-800 Transaction and each of the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B787 Acquisition Agreement on the Company’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the acquisition of the B737-800 Aircraft is payable by cash in instalments. Further information in respect of payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the B737-800 Transaction to be circulated within 21 days after the publication of this announcement. The B737-800 Aircraft will be delivered to Xiamen Airlines in 2010.

Source of funding

The B737-800 Transaction will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the B737-800 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the B737-800 Transaction.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Date

October 13, 2006.

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

Six Boeing B777F freighters.

Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B777F freighter is US$232 million. The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the B777F Aircraft, which is payable in cash determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing to the Company in relation to the B777F Aircraft, in the form of credit memoranda which the Company could use to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties.

In respect of the B777F Transaction, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the B777F Transaction. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the B777F Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the B777F Aircraft.

Taking into account all the factors relating to the purchase of aircraft by the Company, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to the Company in the B777F Transaction is comparable with the price concessions that Company had obtained in each of the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B787 Acquisition Agreement. The Company believes that there is no material difference between the effect of the price concessions obtained in the B777F Transaction and each of the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B787 Acquisition Agreement on the Company’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the acquisition of the B777F Freighters is partly payable by cash of the Company, and partly by financing arrangements with banking institutions. Further information in respect of payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the B777F Transaction to be circulated within 21 days after the publication of this announcement. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from November 2008 to July 2010.

Source of funding

The B777F Transaction will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the B777F Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the B777F Transaction.

IMPLICATIONS UNDER THE LISTING RULES

Pursuant to Rule 14.22 of the Listing Rules, the Xiamen Aircraft Acquisition Agreement was aggregated with the Boeing Aircraft Acquisition Agreement so that the two transactions thereunder were treated as if they were one transaction. The relevant percentage ratio for the B737-800 Transaction, aggregated with the B777F Transaction, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%. The B737-800 Transaction and B777F Transaction will together constitute a major transaction, therefore is subject to approval by the Company’s shareholders under Rule 14.40 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve B737-800 Transaction and B777F Transaction.

The B737-800 Transaction and B777F Transaction are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE TRANSACTIONS

The Directors believe that the acquisition of the B737-800 Aircraft and the B777F Freighters is beneficial to implementation of the Company’s development strategy, improvement of the Company’s operating capacity, especially the expansion of its cargo freight services. It is also believed that the Transactions will better provide its passengers with premium services and enhance the core competence of the Company. The B737-800 Aircraft will increase the ATKs for passenger transportation of the Group by 2.4%; and the B777F Freighters will increase the ATKs for cargo transportation of the Group by 25.7%.

Therefore, the Directors, including the independent non-executive Directors, believe that the terms of the Xiamen Aircraft Acquisition Agreement and the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transactions within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the Transactions will be dispatched to the shareholders of the Company as soon as practicable.

The currency translation of the US dollars and RMB used in this announcement is based on the exchange rate of US$1=RMB7.9116.

Trading in the H Shares of the Company was suspended from 9:30 a.m. on October 16, 2006 on the Stock Exchange at the request of the Company, and applications have been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on October 17, 2006.

When applying for the suspension of trading of the Company’s H Shares on October 16, 2006, the Company had estimated the B737-800 Transaction and B777F Transaction will together constitute a very substantial acquisition. Having now finalized all the terms and conditions of the Xiamen Aircraft Acquisition Agreement and Boeing Aircraft Acquisition Agreement, the Company is of the view that the B737-800 Transaction and B777F Transaction will together constitute a major transaction.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

“available tonne kilometers”	The tones of capacity available for the transportation of revenue
or “ATKs”	load (passengers and/or cargo) multiplied by the kilometers flown

“B737-800 Aircraft”	six Boeing B737-800 aircraft

“B737-800 Transaction”	the acquisition of B737-800 Aircraft under the Xiamen Aircraft Acquisition Agreement

“B777F Freighters”	six Boeing B777F freighters

“B777F Transaction”	the acquisition of B777F Aircraft under the Boeing Aircraft Acquisition Agreement

“Board”	the board of Directors

“Boeing”	the Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Boeing Aircraft Acquisition	the aircraft acquisition agreement dated October 13, 2006 pursuant
Agreement”	to which the Company agreed to acquire and Boeing agreed to sell six
Boeing B777F freighters

“Company”	China Southern Airlines Company Limited

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Boeing Aircraft	the agreement dated August 22, 2006, between Xiamen Airlines and
Acquisition Agreement”	Boeing pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B737-800 aircraft

“Previous Boeing B787	the aircraft acquisition agreement dated 30 August, 2005, between
Acquisition Agreement”	the Company as purchaser and Boeing as the vendor in respect of the acquisition of ten B787 aircraft from Boeing

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transactions”	the B737-800 Transaction and the B777F Transaction

“Xiamen Aircraft Acquisition	the aircraft acquisition agreement dated October 13, 2006 pursuant
Agreement”	to which Xiamen Airlines agreed to acquire and Boeing agreed to sell six Boeing B737-800 aircraft

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) of the Company

By Order of the Board Su Liang Company Secretary

Guangzhou, the People’s Republic of China
October 16, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang QuanHua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.